Exhibit 21

LIST OF SUBSIDIARIES

Ownership Percentage	Name	Incorporation
100%	Bank First, N.A.	National
	100% Bank First Investments, Inc.	Wisconsin
	49.8% UFS, LLC	Wisconsin
	100% TVG Holdings, Inc.	Wisconsin
	40% Ansay & Associates, LLC	Wisconsin
	100% BFC Title, LLC	Wisconsin
100%	Veritas Asset Holdings, LLC	Wisconsin